Form 1 Page 1 Execution Page	UNITED STATES SECURITIES AND EXCHANGE COMMISSION WASHINGTON, D.C. 20549 APPLICATION FOR, AND AMENDMENTS TO APPLICATION FOR, REGISTRATION AS A NATIONAL SECURITIES EXCHANGE OR EXEMPTION FROM REGISTRATION PURSUANT TO SECTION 5 OF THE EXCHANGE ACT	Date filed (MM/DD/YY): 08/15/12	OFFICIAL USE ONLY

WARNING: Failure to keep this form current and to file accurate supplementary information on a timely basis, or the failure to keep accurate books and records or otherwise to comply with the provisions of law applying to the conduct of the applicant would violate the federal securities laws and may result in disciplinary, administrative, or criminal action.

INTENTIONAL MISSTATEMENTS OR OMISSIONS OF FACTS MAY CONSTITUTE CRIMINAL VIOLATIONS

☐ APPLICATION ☒ AMENDMENT

1. State the name of the applicant: National Stock Exchange, Inc.
2. Provide the applicant's primary street address (Do not use a P.O. Box):
   101 Hudson Street, Suite 1200, Jersey City, NJ 07302
3. Provide the applicant's mailing address (if different):
   440 South LaSalle Street, Suite 2600, Chicago, IL 60605
4. Provide the applicant's business telephone and facsimile number:
   201-499-3700 (Telephone) 201-499-0174 (Facsimile)
5. Provide the name, title, and telephone number of a contact employee:
   Susan Ameel (Name) Chief Regulatory Officer (Title) 201-499-0164 (Telephone Number)
6. Provide the name and address of counsel for the applicant:
   Megan Malone, Regulatory Counsel
   National Stock Exchange, Inc.
   440 South LaSalle Street, Suite 2600, Chicago, IL 60605
7. Provide the date applicant's fiscal year ends: December 31
8. Indicate legal status of applicant: ☒ Corporation ☐ Sole Proprietorship ☐ Partnership ☐ Limited Liability Company ☐ Other (specify):

   If other than a sole proprietor, indicate the date and place where applicant obtained its legal status (e.g. state where incorporated, place where partnership agreement was filed or where applicant entity was formed):

   (a) Date (MM/DD/YY): 06/26/06 (b) State/Country of formation: Delaware

   (c) Statute under which applicant was organized: D.C.L. 245 et seq.

12006881

EXECUTION: The applicant consents that service of any civil action brought by, or notice of any proceeding before, the Securities and Exchange Commission in connection with the applicant's activities may be given by registered or certified mail or confirmed telegram to the applicant's contact employee at the main address, or mailing address if different, given in Items 2 and 3. The undersigned, being first duly sworn, deposes and says that he/she has executed this form on behalf of, and with the authority of, said applicant. The undersigned and applicant represent that the information and statements contained herein, including exhibits, schedules, or other documents attached hereto, and other information filed herewith, all of which are made a part hereof, are current, true, and complete.

Date: 08/15/12 (MM/DD/YY) National Stock Exchange, Inc. (Name of applicant)

By: [signature] (Signature) Susan Ameel, Chief Regulatory Officer (Printed Name and Title)

Subscribed and sworn before me this 15th day of August (Month) 2012 (Year) by [signature] (Notary Public)

My Commission expires 7/8/14 County of Cook State of

PHILIP PINC
OFFICIAL SEAL
Notary Public, State of Illinois
My Commission Expires
July 08, 2014

This page must always be completed in full with original, manual signature and notarization.
Affix notary stamp or seal where applicable.

NSX National Stock® Exchange

August 15, 2012

Mr. Brian O'Neill
Division of Trading and Markets
Securities and Exchange Commission
100 F Street, N.E.
Washington, DC 20549

RE: Form 1 Amendment
Exchange Act Rules 6a-2 and -3(a)

Dear Brian:

Pursuant to Rule 6a-2 of the Securities Exchange act of 1934 ("Exchange Act"), enclosed please find one original and two copies of an updated Exhibit I to the annual amendment to National Stock Exchange, Inc.'s Form 1 for the period of July 1, 2011 to the present. An amended Execution Page and information for Exhibit I (Consolidated Financial Statements and Report of Independent Certified Public Accountants for NSX Holdings, Inc. and Subsidiaries December 31, 2011 and 2010) are enclosed.

Please contact me if you have any questions on the enclosed materials.

Very truly yours,

Susan Ameel

Encls.

One Financial Place
440 South LaSalle Street Suite 2600
Chicago Illinois 60605

Phone 312.786.8803
Fax 312.939.7239
www.nsx.com

United States Securities and Exchange Commission
Washington, D.C. 20549

Form 1
Amendment to Application for Registration as a National Securities Exchange

National Stock Exchange, Inc.

Exhibit I

Consolidated Financial Statements and Report of Independent Certified Public Accountants for NSX Holdings, Inc. and Subsidiaries December 31, 2011 and 2010 (see attached).

CONSOLIDATED FINANCIAL STATEMENTS
AND REPORT OF
INDEPENDENT CERTIFIED PUBLIC ACCOUNTANTS
NATIONAL STOCK EXCHANGE, INC. AND SUBSIDIARY
DECEMBER 31, 2011 AND 2010

CONTENTS

Grant Thornton

Audit • Tax • Advisory

Grant Thornton LLP
175 W Jackson Boulevard, 20th Floor
Chicago, IL 60604-2687

T 312.856.0200
F 312 565 4719
www.GrantThornton.com

REPORT OF INDEPENDENT CERTIFIED PUBLIC ACCOUNTANTS

Board of Directors
National Stock Exchange, Inc. and Subsidiary

We have audited the accompanying consolidated balance sheets of National Stock Exchange, Inc. and Subsidiary (the Exchange) as of December 31, 2011 and 2010, and the related consolidated statements of operations, changes in shareholders' equity and cash flows for the years then ended. These consolidated financial statements are the responsibility of the Exchange's management. Our responsibility is to express an opinion on these consolidated financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States of America as established by the American Institute of Certified Public Accountants. Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Exchange's internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of National Stock Exchange, Inc. and Subsidiary as of December 31, 2011 and 2010, and the consolidated results of their operations and their consolidated cash flows for the years then ended, in conformity with accounting principles generally accepted in the United States of America.

Grant Thornton LLP

Chicago, Illinois
July 31, 2012

National Stock Exchange, Inc. and Subsidiary
CONSOLIDATED BALANCE SHEETS
December 31,

ASSETS	2011	2010
CURRENT ASSETS		
Cash and cash equivalents	$ 5,319,220	$ 3,755,858
Accounts receivable	1,188,691	1,279,375
Due from affiliate	-	835,332
Accrued income receivable	1,711,636	2,011,608
Prepaid expenses and other current assets	783,272	594,429
Total current assets	9,002,819	8,476,602
SECURITIES AVAILABLE-FOR-SALE	892,300	2,546,260
PROPERTY AND EQUIPMENT, NET	2,559,631	4,900,046
DEPOSITS AND OTHER ASSETS	95,000	122,350
TOTAL ASSETS	$12,549,750	$16,045,258

National Stock Exchange, Inc. and Subsidiary
CONSOLIDATED BALANCE SHEETS - CONTINUED
December 31,

LIABILITIES AND SHAREHOLDERS' EQUITY	2011	2010
CURRENT LIABILITIES		
Accounts payable	$ 1,989,394	$ 1,216,488
Section 31 fees payable	1,813,754	2,169,961
Accrued current liabilities	179,555	534,924
Unearned Income	34,500	-
Total current liabilities	4,017,203	3,921,373
ACCRUED LONG-TERM LIABILITIES	-	2,573,145
SHAREHOLDERS' EQUITY		
Capital	750,010	750,010
Additional paid-in capital	27,352,226	24,346,767
Accumulated other comprehensive income	7,894	26,049
Retained deficit	(19,577,583)	(15,572,086)
Total shareholders' equity	8,532,547	9,550,740
TOTAL LIABILITIES AND SHAREHOLDERS' EQUITY	$ 12,549,750	$ 16,045,258

The accompanying notes are an integral part of these statements.

National Stock Exchange, Inc. and Subsidiary
CONSOLIDATED STATEMENTS OF OPERATIONS
Years ended December 31,

	2011	2010
Operating revenue		
Liquidity taker fees	$31,549,934	$37,330,602
Consolidated tape	6,585,740	5,263,080
Dues, fees, and other charges	624,118	936,413
Gross operating revenue	38,759,792	43,530,095
Cost of revenue		
Liquidity provider rebates	24,075,054	30,929,249
Brokerage, clearance, and exchange fees	286,615	827,708
Total cost of revenue	24,361,669	31,756,957
Gross margin	14,398,123	11,773,138
Operating expenses		
Employee compensation and benefits	11,139,382	10,527,559
Professional and other outside services	1,529,504	877,841
Computer operations and data communications	2,924,372	3,035,653
Depreciation and amortization	2,603,857	2,813,818
Equipment leases	123,912	165,217
Occupancy costs	2,571,121	2,403,577
General and administrative	554,474	709,629
Total operating expenses	21,446,622	20,533,294
Net operating loss	(7,048,499)	(8,760,156)
Other income and expenses		
Interest and other income	3,061,548	2,274,770
Loss on disposal of assets	(4,116)	(1,340)
Net realized gain on sale of investments	9,322	5,056
Total other income	3,066,754	2,278,486
Net loss before income taxes	(3,981,745)	(6,481,670)
Income tax expense	23,752	-
NET LOSS	$ (4,005,497)	$ (6,481,670)

The accompanying notes are an integral part of these statements.

National Stock Exchange, Inc. and Subsidiary
CONSOLIDATED STATEMENTS OF CHANGES IN SHAREHOLDERS' EQUITY
Years ended December 31,

	Capital	Additional paid-in capital	Accumulated Other comprehensive income	Retained deficit	Total shareholders' equity
Balance at January 1, 2010	$ 10	$24,346,767	$30,104	$ (9,090,416)	$15,286,465
Net loss	-	-	-	(6,481,670)	(6,481,670)
Other comprehensive income Change in unrealized gain (loss) on securities available-for-sale, net of income taxes	-	-	(4,055)	-	(4,055)
Total comprehensive loss					(6,485,725)
Capital contribution	750,000	-	-	-	750,000
Balance at December 31, 2010	750,010	24,346,767	26,049	(15,572,086)	9,550,740
Net loss	-	-	-	(4,005,497)	(4,005,497)
Other comprehensive income Change in unrealized gain (loss) on securities available-for-sale, net of income taxes	-	-	(18,155)	-	(18,155)
Total comprehensive loss					(4,023,652)
Capital contribution	-	3,005,459	-	-	3,005,459
Balance at December 31, 2011	$750,010	$27,352,226	$ 7,894	$(19,577,583)	$ 8,532,547

The accompanying notes are an integral part of these statements.

National Stock Exchange, Inc. and Subsidiary
CONSOLIDATED STATEMENTS OF CASH FLOWS
Years ended December 31,

	2011	2010
Cash flows from operating activities		
Net loss	$(4,005,497)	$(6,481,670)
Adjustments to reconcile net loss to net cash used in operating activities		
Depreciation and amortization on property and equipment	2,603,857	2,813,818
Amortization on securities available-for-sale	(8,506)	(8,166)
Loss on disposal of assets	4,116	1,340
Net realized gain on sales of investments	(9,322)	(5,056)
Deferred income taxes	-	822,895
Changes in operating assets and liabilities		
Accounts receivable, net	90,684	429,697
Due from affiliate	835,332	(835,332)
Accrued income receivable	299,972	(916,436)
Prepaid expenses, deposits, and other assets	(161,493)	335,409
Income tax receivable	-	903
Accounts payable	772,906	218,574
Section 31 fees payable	(356,207)	(1,627,462)
Accrued liabilities	(2,928,514)	(972,444)
Unearned income	34,500	-
Net cash used in operating activities	(2,828,172)	(6,223,930)
Cash flows from investing activities		
Purchases of securities available-for-sale	(3,389,286)	(2,654,153)
Proceeds from sales or maturities of securities available-for-sale	5,042,919	9,895,971
Purchases of property and equipment	(267,558)	(756,383)
Net cash provided by investing activities	1,386,075	6,485,435
Cash flows from financing activities		
Capital contribution	3,005,459	750,000
Net cash provided by financing activities	3,005,459	750,000
NET INCREASE IN CASH AND CASH EQUIVALENTS	1,563,362	1,011,505
Cash and cash equivalents at beginning of year	3,755,858	2,744,353
Cash and cash equivalents at end of year	$ 5,319,220	$ 3,755,858
Supplemental cash flow information		
Cash paid (received) during the period from income taxes	$ 23,752	$ (903)

The accompanying notes are an integral part of these statements.

NOTE A - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

A summary of the significant accounting policies applied in the preparation of the accompanying financial statements follows.

Description of Business

National Stock Exchange, Inc. (NSX) is a for-profit Delaware corporation that operates as a registered national securities exchange to facilitate the trading of equity products. NSX Securities, LLC (Securities) is a for-profit Delaware corporation that is a registered broker-dealer in securities under the Securities Exchange Act of 1934 (the Act).

On December 30, 2011, NSX's parent holding company, NSX Holdings, Inc. (Holdings), transferred all of the outstanding capital stock of NSX to CBOE Stock Exchange, LLC (CBSX) pursuant to the terms of a Stock Purchase Agreement (as amended the Agreement) among the parties dated September 28, 2011 (such transfer of stock and related transactions, collectively, the Transaction). As a result of the Transaction, CBSX became the direct, 100% parent company of NSX. By agreement among the parties, the Transaction was effective for all purposes as of the end of calendar year 2011.

Basis of Presentation

The consolidated financial statements include the accounts of NSX and its wholly owned subsidiary, Securities (collectively the Exchange).

Use of Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities, disclosure of contingent assets and liabilities at the date of the financial statements, and reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Significant estimates include the valuation of deferred income taxes and certain accrued liabilities.

Revenue Recognition

The Exchange recognizes revenue on a trade-date basis. In addition, certain fees are billed to equity trading permit holders (Members) prior to the service period. These fees are recorded as unearned income on the consolidated balance sheets.

Cash and Cash Equivalents

Cash and cash equivalents include cash and short-term investments maturing within three months of the purchase date.

Securities Available-for-Sale

The Exchange classifies all debt instruments and equity securities with determinable fair values as trading, held-to-maturity, or available-for-sale. Securities available-for-sale are reported at fair value, with unrealized gains and losses excluded from earnings and reported as a component of comprehensive income. The Exchange has classified all of its debt and equity securities as available-for-sale, based on the Exchange's intentions. Net unrealized gains and losses on securities available-for-sale, net of deferred taxes, are reported as part of other comprehensive income, which is a separate component of shareholders' equity.

The amortization of premiums and accretion of discounts are recognized as adjustments to interest income in a manner that approximates the interest method. Realized gains and losses on the disposal of investment securities are based on the net proceeds and the adjusted carrying amount of the securities sold, using the specific identification method. Declines in the fair value of securities below their cost deemed to be other than temporary are reflected in earnings as realized losses. In estimating other-than-temporary impairment losses, the Exchange considers (1) the length of time and the extent to which the fair value has been less than cost, (2) the financial condition and near-term prospects of the issuer, and (3) the intent and ability of the Exchange to retain its investment in the issuer for a period of time sufficient to allow for any anticipated recovery in fair value.

Accounts Receivable

The majority of the accounts receivable balances are amounts due from Members related to their transactions executed on the Exchange. The majority of the accounts receivable are generally collected within a few days of the following month. The Exchange determines its allowance for doubtful accounts by considering several factors, including the length of time accounts receivable are past due and the Member's current ability to pay its obligation to the Exchange. The Exchange writes off accounts receivable when they become uncollectible.

Accrued Income Receivable

The majority of accrued income receivable represents money due from the tape associations for market data revenue earned for trades executed and quotes displayed on the Exchange.

Property and Equipment

Furniture and equipment are recorded at historical cost, less accumulated depreciation. Depreciation is calculated using the straight-line method over the estimated useful lives of the individual assets, which range from three to ten years. The Exchange capitalizes assets with a cost basis greater than $500 and a useful life of at least one year.

Income Taxes

Income taxes are accounted for using the asset and liability method. Deferred tax assets and liabilities are recognized for the future consequences attributable to (1) the differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax bases, (2) tax operating losses, and (3) tax credit carryforwards.

Deferred tax assets and liabilities are measured using enacted tax rates expected to be recovered or settled. The effect on deferred tax assets and liabilities of a change in tax rates is recognized in income in the period that includes the enactment date.

A tax position is recognized as a benefit only if it is more-likely-than-not that the tax position would be sustained in a tax examination, with a tax examination being presumed to occur. The amount recognized is the largest amount of tax benefit that has a greater than 50% likelihood of being realized on examination. For tax positions not meeting the more-likely-than-not test, no tax benefit is recorded. The Exchange applied the guidance to all tax positions for which the statute of limitations remained open. As of December 31, 2011, the open tax years are 2008 through 2011. As of December 31, 2011 and 2010, the Exchange had no material unrecognized federal or state tax benefits. There have been no material changes in unrecognized tax benefits during the current year. The Exchange did not have any material amounts accrued for interest and penalties at December 31, 2011 or 2010. Interest or penalties on income taxes, if incurred, are recognized on the statement of operations.

Comprehensive Income

Comprehensive income is defined as the change in equity of a business enterprise from non-member/shareholder transactions impacting shareholders' equity. Comprehensive income includes net income and other changes in shareholders' equity, which are not included in the statements of income and are reported as a separate component of equity. For the years ended December 31, 2011 and 2010, other comprehensive income (loss) includes only the change in unrealized gains (losses) on available-for-sale investment securities, net of income taxes, and is summarized as follows:

	2011	2010
Unrealized (losses) gains on available-for-sale investment securities arising during the year	$ (8,833)	$ 1,001
Reclassification adjustment for gains realized in net income	(9,322)	(5,056)
Net change in accumulated other comprehensive income	$(18,155)	$(4,055)

Fair Value of Financial Instruments

The carrying values of financial instruments included in assets and liabilities are reasonable estimates of their fair values. The carrying value of the cash and cash equivalents approximates fair value. The fair values of investment securities are estimated based on current quoted market prices. The carrying amount of accounts receivable and accounts payable approximates fair value due to the short-term nature of these items.

The Exchange defines fair value as the amount to be received to sell an asset, or relieve a liability, in an orderly transaction with market participants at the reporting date.

A three-tiered hierarchy of inputs was established to classify fair value measurements for disclosure purposes. The fair value hierarchy is based on whether the inputs to the valuation techniques are observable or unobservable, giving the highest priority to unadjusted quoted prices in active markets for identical assets or liabilities (Level 1 measurements) and the lowest priority to unobservable inputs (Level 3 measurements).

The exchange has classified its financial instruments into the following three levels of the fair value hierarchy:

Level 1 - Quoted prices for identical instruments in active markets.

Level 2 - Quoted prices for similar instruments in active markets; quoted prices for identical or similar instruments in markets that are not active and model-derived valuations having inputs that are observable or having significant value drivers are observable.

Level 3 - Instruments having significant value drivers that are unobservable.

U.S. government treasury and agency securities are valued using available, observable market information through processes such as benchmark curves, market quotations of similar securities, sector groupings, and matrix pricing.

Software

The Exchange capitalizes certain costs incurred in the development of internal-use software, including external direct material and service costs, employee payroll, and payroll-related costs. This software is amortized over the estimated useful life of the individual assets, which is estimated to be five years.

NOTE B - REVENUE

Significant revenues are derived from displayed quotes and executed share volumes on the Exchange and include liquidity taker fees, market data revenues from tape associations, and regulatory transaction fees. Revenues are offset by liquidity provider rebates, market data rebates, and Section 31 fees.

Revenue and cost of revenue for the years ended December 31, 2011 and 2010, are summarized as follows:

	2011	2010
Liquidity taker fees	$ 31,549,934	$ 37,330,602
Liquidity provider rebates	(24,075,054)	(30,929,249)
Market data revenue	7,249,278	6,844,266
Market data rebates	(663,538)	(1,581,186)
Regulatory transaction fee revenue	6,392,758	5,419,145
Section 31 fees	(6,392,495)	(5,419,153)
Surveillance/support costs	(25,000)	(25,000)
Net outbound, clearing, and settlement charges	362,240	133,713
Gross margin	$ 14,398,123	$ 11,773,138

Net market data revenue represented 45.74% and 44.70% of total gross margin for the years ended December 31, 2011 and 2010, respectively. Net liquidity revenue represented 51.92% and 54.37% of total gross margin for the years ended December 31, 2011 and 2010, respectively.

Market data revenue for the years ended December 31, 2011 and 2010, is summarized as follows:

	2011	2010
NYSE listed	$3,115,489	$2,905,160
AMEX listed	1,596,032	1,669,814
NASDAQ listed	2,537,757	2,269,292
Total market data revenue	$7,249,278	$6,844,266

Customer Concentration, Risks, and Uncertainties

The Exchange's ability to manage its liquidity position is dependent upon its capacity to increase and diversify its revenues, volumes, and customer base.

A significant amount of revenues are generated from three customers representing 81% and 69% of the liquidity providing order flow and four customers representing 45% and 54% of the liquidity taking order flow for 2011 and 2010, respectively. The loss of order flow from any of these customers would expose the Exchange to significant risks.

NOTE C - CASH AND CASH EQUIVALENTS

Cash and cash equivalents as of December 31, 2011 and 2010, are summarized as follows:

	2011	2010
Operating cash with bank	$2,501,286	$2,775,441
Money market funds and investments maturing within three months	2,817,934	980,417
Total cash and cash equivalents	$5,319,220	$3,755,858

The total cash and cash equivalents for the years ended December 31, 2011 and 2010, include $371,972 of money market funds that serve as collateral securing a letter of credit provided by Fifth Third Bank to guarantee payments under an operating lease.

NOTE D - SECURITIES AVAILABLE-FOR-SALE

Securities available-for-sale consists of obligations of the U.S. government or its agencies. A summary of securities available-for-sale by maturity date is as follows:

	2011		
	Amortized cost	Net unrealized gains (losses)	Estimated fair value
Due within one year	$106,004	$(4,137)	$101,867
Due one year through five years	778,402	12,031	790,433
Total	$884,406	$ 7,894	$892,300

	2010		
	Amortized cost	Net unrealized gains	Estimated fair value
Due within one year	$ 884,839	$ 4,334	$ 889,173
Due one year through five years	1,635,372	21,715	1,657,087
Total	$2,520,211	$26,049	$2,546,260

As of December 31, 2011 and 2010, $-0- and $265,747, respectively, of the securities available-for-sale serves as collateral for a letter of credit provided by Fifth Third Bank to guarantee payments under operating leases.

The unrealized gains or losses for the years ended December 31, 2011 and 2010, are as follows:

	2011	2010
Gross unrealized gains	$14,496	$26,305
Gross unrealized losses	(6,602)	(256)
Net unrealized gains	$ 7,894	$26,049

The tables below indicate the length of time individual securities have been in a continuous unrealized loss position at December 31, 2011 and 2010:

	Less than 12 months		Greater than 12 months	
	Estimated fair value	Unrealized losses	Estimated fair value	Unrealized losses
December 31, 2011				
U.S. government	$ 56,728	$ (342)	$ -	$ -
U.S. government agencies	392,588	(6,260)	-	-
Total	$449,316	$ (6,602)	$ -	$ -
December 31, 2010				
U.S. government	$171,485	$ (256)	$ -	$ -
U.S. government agencies	-	-	-	-
Total	$171,485	$ (256)	$ -	$ -

The securities detailed in the tables above represent 50% and 7% of the securities available-for-sale as of December 31, 2011 and 2010, respectively. The unrealized losses on the Exchange's investments in U.S. government and U.S. government agencies securities were caused by changes in interest rates. The contractual terms of these investments do not permit the issuers to settle the securities at a price less than the amortized cost of the investment at maturity. Because the Exchange has the ability and intent to hold these investments until a recovery of fair value, which may be at maturity, the Exchange does not consider these investments to be other than temporarily impaired at December 31, 2011 and 2010.

NOTE E - FAIR VALUE OF FINANCIAL INSTRUMENTS

The following tables present the fair value hierarchy of those assets and liabilities measured at fair value as of December 31:

	2011			
	Level 1	Level 2	Level 3	Total
Cash and cash equivalents				
Money market funds	$ -	$2,817,934	$ -	$2,817,934
Securities available-for-sale				
U.S. government	-	392,588	-	392,588
U.S. government agencies	-	499,712	-	499,712
Total	$ -	$3,710,234	$ -	$3,710,234

	2010			
	Level 1	Level 2	Level 3	Total
Cash and cash equivalents				
Money market funds	$ -	$ 980,417	$ -	$ 980,417
Securities available-for-sale				
U.S. government	-	1,571,136	-	1,571,136
U.S. government agencies	-	975,124	-	975,124
Total	$ -	$3,526,677	$ -	$3,526,677

NOTE F - ACCOUNTS RECEIVABLE

Accounts receivable as of December 31, 2011 and 2010, are summarized as follows:

	2011	2010
Liquidity transaction fees	$ 833,367	$ 785,016
Regulatory transaction fees	271,100	426,662
Other receivables	84,224	67,697
Total accounts receivable	$1,188,691	$1,279,375

NOTE G - PROPERTY AND EQUIPMENT

Property and equipment as of December 31, 2011 and 2010, are summarized as follows:

	2011	2010
Computer and operations equipment	$ 4,694,432	$ 4,582,566
Office furniture and equipment	1,990,342	1,932,805
Leasehold improvements	1,023,175	1,023,175
Software and NSX BLADE development	8,255,549	8,254,652
Total cost of property and equipment	15,963,498	15,793,198
Less accumulated depreciation and amortization	(13,403,867)	(10,893,152)
Total property and equipment, net	$ 2,559,631	$ 4,900,046

Effective January 1, 2010 the Exchange vacated a portion of the Chicago office space. The net book value of $84,878 relating to office furniture was written off as of December 31, 2011.

NOTE H - INCOME TAXES

The provision for income taxes consists of the following for the years ended December 31, 2011 and 2010:

	2011	2010
Federal		
Current	$ (152,270)	$ -
Deferred	(767,646)	(1,967,210)
Total federal	(919,916)	(1,967,210)
State		
Current	(34,025)	-
Deferred	(251,432)	(472,950)
Total state	(285,457)	(472,950)
Total benefit for income taxes before valuation allowance	(1,205,373)	(2,440,160)
Less valuation allowance	(1,229,125)	(2,440,160)
Total income tax expense	$ 23,752	$ -

The net deferred income tax asset (liability) as of December 31, 2011 and 2010, consisted of the following:

	2011	2010
Current		
Deferred tax asset	$ 34,237	$ 144,124
Deferred tax liability	(143,953)	(116,721)
Total current deferred tax asset	(109,716)	27,403
Non-current		
Deferred tax asset	10,777,164	10,162,703
Deferred tax liability	(1,453,071)	(2,204,853)
Total non-current deferred tax asset	9,324,093	7,957,850
Net deferred income tax asset before valuation allowance	9,214,377	7,985,253
Less valuation allowance	(9,214,377)	(7,985,253)
Net deferred income tax asset	$ -	$ -

The differences between the statutory and the Exchange's effective income tax rate primarily result from the effects of state income taxes, valuation allowance on deferred tax assets, and other permanent differences.

Deferred taxes in the accompanying balance sheets result primarily from differences between financial reporting and tax basis accounting for depreciation and amortization, federal and state tax loss carryforwards, accrued licensing fees and SEC administrative order reserves.

For the years ended December 31, 2011 and 2010, the Exchange established a valuation allowance on the net deferred tax asset, as it is more-likely-than-not that these assets will not be realized in the future.

NOTE I - EMPLOYEE RETIREMENT PLANS

The Exchange maintains a defined contribution plan covering all eligible employees of the Exchange. Under the employee plan, the Exchange contributes for each eligible employee a specified percentage of his or her compensation received each year. The related contributions to the plan were $463,208 and $163,269 for the years ended December 31, 2011 and 2010, respectively.

The Exchange has a Supplemental Executive Retirement Plan (the SERP) for certain employees designated as eligible by the Board of Directors. The Exchange contributes annually to the SERP a specified percentage of the participant's total calendar-year compensation that exceeds a limit specified by the Internal Revenue Service Code Section 401(a)(17). The assets of the SERP are the property of the Exchange until they are distributed to the eligible employees or until the employees leave the Exchange. As of December 31, 2011 and 2010, the assets of the SERP were $-0- and $460,339, respectively, and corresponding liabilities were $-0- and $464,999, respectively. The difference between the value of the assets and the liabilities has been reflected on a net basis in accrued liabilities. The related expenses for the SERP were $53,793 and $4,600 for the years ended December 31, 2011 and 2010, respectively. As a provision of the Stock Purchase Agreement at December 30, 2011, all SERP balances were paid out and all accounts were closed at the end of 2011.

NOTE J - CONTRACTUAL OBLIGATIONS

Future minimum payments under non-cancelable contractual obligations in the aggregate, in effect as of December 31, 2011, are as follows:

Years ending December 31,	Operating leases
2012	$3,384,571
2013	559,820
2014	559,216
2015	592,309
2016	601,734
2017 and thereafter	728,065

In August 2007, the Exchange signed a 10-year lease for additional office space at 101 Hudson Street, Jersey City, New Jersey, totaling approximately $5.3 million. The Exchange has the option to terminate the lease after five years at a cost of $500,490.

Rent expense for the years ended December 31, 2011 and 2010, is as follows:

	2011	2010
Office rent	$ 726,046	$ 684,854
Hosting site	1,792,236	1,669,686
Total	$2,518,282	$2,354,540

NOTE K - SEVERANCE COSTS

In 2010, the Exchange eliminated six positions and incurred $485,086 of severance expense. These costs are included in employee compensation and benefits in the accompanying consolidated statements of operations. As of December 31, 2010, the Exchange paid $190,497 of severance costs and paid the remaining balance in 2011. During 2011, in accordance to the Agreement, five senior officers of the Exchange, the Chief Executive Officer, the Chief Operating Officer, the Chief Legal Officer, the Chief Strategy Officer and the Vice President of Business Development, were severed as of the closing of the Transaction (note A) and paid severance in the amount of $2,875,000.

NOTE L - OTHER INCOME

Market Data Revenue Recoveries

The Tape Associations occasionally recover revenues from prior periods that were uncollected in those periods. The Exchange, as a participant in the Tape Association plans, receives a share of the distribution for these back-billed revenue recoveries.

For the years ended December 31, 2011 and 2010, such recoveries totaled $71,138 and $151,218, respectively, and were included in interest and other income on the accompanying consolidated statements of operations.

Exchange Traded Funds (ETFs)

In prior years, the Exchange entered into various agreements to pay royalties or "license fees" related to unlisted trading privilege (UTP) trading of ETFs. In particular, in the past, certain creators of index-based ETFs took the position that UTP trading of these ETFs may not lawfully occur without the payment of license fees to the ETFs' creator or the operator of their underlying index. As of December 31, 2011 and 2010, the Exchange had an accrued balance of $-0- and $2,568,545, respectively, reflecting the cost of license fees related to the trading of these ETFs. In 2011 and 2010, the Exchange reduced the accrual balance in the amount of $2,568,545 and $307,295, respectively. These balances are reflected in other income on the accompanying consolidated statements of operations.

Section 31 Reserves

The Exchange pays the United States Securities and Exchange Commission (SEC) transaction fees pursuant to Section 31 of the Act, as amended. These fees are designed to recover the costs of the government's supervision and regulation of securities markets and securities professionals.

During 2010, the Exchange wrote down a reserve in the amount of $1,552,447. This amount represents a reserve in excess of the Exchange's Section 31 obligations for 2003 and 2004. The Exchange has determined that this reserve is no longer required.

NOTE M - SUBSEQUENT EVENTS

In March 2012, the Exchange entered into a five-year lease agreement with Equinix to relocate our existing data center from Carlstadt, New Jersey, to Secaucus, New Jersey. The relocation is scheduled to be completed by November 2012.

The Exchange's management has evaluated subsequent events though July 31, 2012, the issuance date of the financial statements for the year ended December 31, 2011.